Rec-d 2/28/06 3/30

U

06006662

COMMISSION / SECURITIES AND EXCHANGE COMMISSION
549
RECEIVED

AB 3/27/06

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

SEC FILE NUMBER
8-28721

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities Financial Network, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 14th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Wallace (804)782-4162
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

1021 East Cary Street	Richmond	VA	23219
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/18/06

OATH OR AFFIRMATION

I, Jeffrey Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities Financial Network, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Name Jeffrey Wallace
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

Board of Directors
Wachovia Securities Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wachovia Securities Financial Network, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities Financial Network, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2006

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2005

(In thousands)

Assets		
Receivable from brokers, dealers and clearing organizations	$	26,987
Securities owned, at fair value		2,783
Loans to independent financial advisors, net		33,081
Receivable from affiliates, net		367
Other assets		1,767
Total assets	$	64,985
Liabilities and Member's Equity		
Commissions payable	$	9,373
Securities sold, not yet purchased, at fair value		115
Accrued compensation and benefits		1,399
Accrued expenses and other liabilities		1,787
Total liabilities		12,674
Member's equity		52,311
Total liabilities and member's equity	$	64,985

See accompanying notes to statement of financial condition.

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wachovia Securities Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a majority-owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (WSLLC), First Clearing, LLC (FCLLC), and the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Exchange Commission (CFTC), and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. All securities transactions are cleared through FCLLC on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2005, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

The principal business of the Company is to provide brokerage services to independent financial advisors who effect financial transactions on a wide array of financial instruments.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United Sates of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Fair Value

Securities owned and securities sold, not yet purchased are carried at fair value.

Receivable from brokers, dealers, and clearing organizations, loans to independent financial advisors, receivable from affiliates, net, and commissions payable are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

(Dollars in thousands)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
U.S. government and agency obligations	$ 221	$ —
State and municipal government obligations	—	62
Corporate obligations	161	—
Equity securities	2,401	53
Total	$ 2,783	$ 115

(4) Loans to Independent Financial Advisors

The Company provides loans to certain independent financial advisors which are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed eight years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from independent financial advisors. Loans to independent financial advisors are reported net of the allowance for doubtful accounts of $1,532 at December 31, 2005.

(5) Note Payable to Affiliate

The Company has entered into a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with Wachovia Bank, N.A. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $15,000 at any one time. The principal amount of the LOC Agreement is due on demand. The interest rate on borrowings under this line of credit is based on the prior month's average federal funds rate. At December 31, 2005, the Company had no balance outstanding on the above line of credit.

(Dollars in thousands)

(6) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method, permitted by Rule 15c3-1, which requires that the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 of net capital. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2005, the Company had net capital of $16,513 which was $15,676 in excess of its required minimum net capital of $837. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC and various other regulatory agencies and exchanges.

(7) Retirement Plans

Substantially all employees with one year of service are eligible for participation in the matched savings plan of Wachovia. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place as of December 31, 2005.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

(8) Transactions with Affiliated Parties

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC, an affiliated broker-dealer, to clear its securities transactions. Receivable from brokers, dealers and clearing organizations represents amounts due from FCLLC in connection with the fully-disclosed clearing arrangement at December 31, 2005.

Other

At December 31, 2005, the Company has a net receivable from Wachovia and its affiliates totaling $367.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(9) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's Statement of Financial Condition.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2005, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.